UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February **13, 2017**

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

MARKET RELEASE

Sibanye Gold Limited
Reg. 2002/031431/06

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

Sibanye closes syndication of US$2,650,000,000 bridge facilities

Westonaria, 13 February 2017: Sibanye (JSE: SGL & NYSE: SBGL) is pleased to announce that it has successfully closed the syndication of the bridge facilities (the "Facilities"), underwritten by Citi and HSBC, to support its acquisition of Stillwater Mining Company, which was announced on 9 December 2016.

Citi and HSBC also acted as Mandated Lead arrangers and Book runners in respect of the Facilities.

Syndication of the Facilities was launched in early January 2017 and was oversubscribed by more than US$1 billion. The Facilities were structured with three tranches including Facility A comprising a US$750 million bridge-to-equity (which will be repaid following a planned rights offering), Facility B comprising a US$300 million bridge-to-cash and Facility C comprising a US$1,600 million bridge-to-debt capital markets. Syndication raised over US$3 billion of commitments into the syndicated $1.9 billion combined B and C Facilities, across a final syndicate of 16 banks. The syndication attracted strong interest from banks with existing relationships with Sibanye, as well as a number of new international banks, which we believe reflects confidence in Sibanye's operational and financial strategy.

Joining as Mandated Lead Arrangers alongside Citi and HSBC were:
• ABSA Bank Limited (acting through its Corporate and Investment Banking Division)
• Barclays Bank PLC
• Banca IMI S.P.A., London branch
• Credit Suisse International
• FirstRand Bank Limited (acting through its Rand Merchant Bank Division)
• J.P. Morgan Limited
• Mizuho Bank Europe N.V.
• Morgan Stanley Bank International Limited
• Royal Bank of Canada
• Société Générale
• The Bank of Nova Scotia
• The Bank of Tokyo-Mitsubishi UFJ, Ltd.
• The Standard Bank of South Africa Limited

Joining as Lead Arrangers were:
• BNP Paribas
• Nedbank Limited, London Branch

Citi is acting as Facility Agent.

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)

Neal Froneman commenting on the syndication said: "It is pleasing to note the strong support for the Transaction from a significant number of leading banks. This is a clear vote of confidence on the merits of the Transaction, following detailed due diligence by the syndicate banks."

CONTACT

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement does not constitute the solicitation of any vote, proxy or approval. In connection with the proposed Transaction, Sibanye intends to post to its shareholders a JSE Limited ("JSE") Category 1 circular subject to the approval of the circular by the JSE and Stillwater has filed with the Securities and Exchange Commission (the "SEC") relevant materials, including a proxy statement. The JSE Category 1 circular and other relevant documents will be sent or otherwise disseminated to Sibanye's shareholders and will contain important information about the proposed Transaction and related matters. SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE JSE CATEGORY 1 CIRUCLAR AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement and other relevant documents will be sent or otherwise disseminated to Stillwater's shareholders and will contain important information about the proposed Transaction and related matters. SHAREHOLDERS OF STILLWATER ARE ADVISED TO READ THE PROXY STATEMENT THAT HAS BEEN FILED AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, Sibanye shareholders may obtain free copies of the JSE Category 1 circular by going to Sibanye's website at www.sibanye.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC's website (http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from Stillwater by going to Stillwater's website at www.stillwatermining.com.

PARTICIPANTS IN THE SOLICITATION

Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of Sibanye's and Stillwater's respective shareholders in connection with the proposed Transaction. Sibanye's shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sibanye in Sibanye's Annual Report on Form 20-F, for the fiscal year ended 31 December 2015, which was filed with the SEC on 21 March 2016. Stillwater's shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Stillwater in Stillwater's Annual Report on Form 10-K for the fiscal year ended 31 December 2015, which was filed with the SEC on 22 February 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection

with the proposed Transaction is included in the proxy statement that Stillwater has filed with the SEC.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction. Any securities referred to herein have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.

FORWARD-LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "would", "expect", "anticipate", "plans", "potential", "can", "may" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, expected timings of the transactions (including completion), potential transaction benefits (including statements regarding growth, cost savings and benefits from and access to international financing), PGM pricing expectations, levels of output, supply and demand, information related to the Blitz Project, estimations or expectations of enterprise value, EBTIDA and net asset values, wherever they may occur in this announcement, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; Sibanye's or Stillwater's ability to complete the proposed transaction; the inability to complete the proposed transaction due to failure to obtain approval of the shareholders of Sibanye or Stillwater or other conditions in the merger agreement; Sibanye's ability to achieve anticipated efficiencies and other cost savings in connection with the transaction; the success of Sibanye's business strategy and any changes thereto, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; Sibanye's future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax health and safety regulations and new legislation affecting water, mining, mineral rights and business

ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. Further details of potential risks and uncertainties affecting Sibanye are described in Sibanye's filings with the JSE and the SEC, including in Sibanye's Annual Report on Form 20-F, for the fiscal year ended 31 December 2015 and the Integrated Annual Report 2015. These forward-looking statements speak only as of the date of this announcement.

Neither Sibanye nor Stillwater undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 13, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer